Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the nine months ended September 30, 2003		For the twelve months ended December 31,
			2002		2001		2000		1999	1998
	(Dollars in thousands)
Income (loss) before income taxes	$245,004		$209,934		$183,080		$113,990		$(404,839)	$203,083
Fixed charges	30,207		44,349		52,010		52,843		53,592	61,327
Total earnings	$275,211		$254,283		$235,090		$166,833		$(351,247)	$264,410
Interest charged to expense	$12,473		$17,252		$25,302		$28,615		$33,393	$46,972
One-third of rent expense	17,734		27,097		26,708		24,228		20,199	14,355
Total fixed charges	$30,207		$44,349		$52,010		$52,843		$53,592	$61,327
Ratio of earnings to fixed charges (1)(2)	9.1	x	5.7	x	4.5	x	3.2	x	(3)	4.3	x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income or loss before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(2)	There are no shares of preferred stock outstanding.
(3)	Due to a loss in 1999, caused primarily by pretax charges of $584.8 million, the ratio coverage was less than 1.0x. Additional pretax earnings of $404.8 million would be needed to achieve a coverage of 1.0x.